Exhibit 99.1

Operator:	Welcome to today’s AMICAS Incorporated, Fourth Quarter 2008 Earnings call. At this time, our participants are on listen-only mode. You may register to ask a question anytime during today’s call by pressing the star and one on your touch tone phone. We’ll take questions in turn following the presentation. Please note today’s call may be recorded. It’s now my pleasure to turn the program over to Kevin Burns. Please begin, sir.

Kevin Burns:	Thank you and welcome to the AMICAS Earnings Conference Call for the Fourth Quarter in Year Ended 2008. As the operator mentioned, my name is Kevin Burns, Senior Vice President and Chief Financial Officer. On the call with me this morning is Dr. Stephen Kahane, our CEO, President and Chairman. Before we begin, I must preface all comments with the Safe Harbor Statement. Some of the comments made today will be forward-looking and made under the Private Security Litigation Reform Act of 1995. Actual results may differ, and factors that may cause such result to differ are identified in our Form 10-K for the year ended December 31, 2007. In addition, we’ll be presenting certain financial measures on this call that will be considered non-GAAP under SEC Regulation G. For reconciliation of each non-GAAP financial measure to the most directly comparable GAAP financial measure, please refer to that information on our press release and in our SEC filing. Now, I’d like to introduce to you our CEO, Dr. Stephen Kahane.

Stephen Kahane:	Thank you Kevin! Hey, good morning everybody. Thank you for joining us to review AMICAS’ results for the fourth quarter in year ending 2008. We will begin our conference with Kevin who will go over the financial results. I will then share with you a few pieces of additional information and some thoughts on the quarter, the market, and our business including our recently announced definitive agreement to acquire Emageon. We will then open it up for questions. I will now turn the call back over to Kevin.

Kevin Burns:	Thanks Steve! I will start by reviewing the impairment charge, cover some of the key highlights on P&L, and then provide you an update on our cash and stock buy back program. To begin with, as you saw in our press release, in the fourth quarter of 2008, we incurred a $27,500,000. impairment charge. This charge consisted of two components. The first component was a $27,300,000. charge related to goodwill, and the second component was approximately $200,000. related to internal use to purchase software. The goodwill charge was primarily a result of the sustained decline in the market value of the Company’s equity during the fourth quarter of 2008. From an EPS standpoint, the impairment charge impacted Q4 earnings by approximately $0.78 per share, and for the year the EPS impact was approximately $0.71. To be clear, we do not expect that this non-cash charge will have an impact on our financial condition cash flow or liquidity. I will now move on to the P&L and hit some key highlights for Q4 in 2008.

Beginning with revenue, total revenue for the fourth quarter of 2008 was $11,700,000. compared to $11,700,000. for the fourth quarter of 2007. Total revenues for the year were $50,400,000. compared to $49,900,000. for fiscal year 2007, an increase of approximately $500,000. or 1%. Additionally, the recurring portion of our revenue, which includes support and maintenance as well as our EDI services, continue to grow nicely. Q4 ‘08 recurring revenue was $8,700,000., an increase of 11% over the same period last year. For the year, recurring revenue was $33,600,000. which represents an 8% growth over $31,100,000. for fiscal year 2007. Recurring revenues represented 74% of our revenues in the fourth quarter of 2008 and were 67% of our total revenues for 2008, up from 62% last year.

Gross margin for the fourth quarter was $6,100,000. or 52.5% compared to $6,200,000. or 53.1% in the fourth quarter of 2007. Total gross margin for 2008 was $25,700,000. or 51% compared to $26,900,000. or 54% for 2007. The three-point decline in gross margin percentage is primarily attributable to the impact of multi-year term deals that delayed the recognition of revenue over an extended period of time which obviously directly impacts the gross margin line.

Moving on to operating expenses, excluding the impairment charge, operating expenses for the fourth quarter of 2008 were $7,700,000. compared to $8,100,000. for the fourth quarter of ‘07, a decrease of over $300,000. or 4%. Again, excluding the impairment charge, total operating expenses for 2008 were $30,300,000. compared to $31,500,000. for 2007, a decrease of approximately $1,200,000. or 4%. The savings have come primarily from the SG&A area and include lower corporate headcount and ongoing expense control. At the same time, our R&D investments have increased from $8,500,000. to approximately $8,700,000. year over year.

Our non-GAAP operating loss, which again excludes the impairment charge for the fourth quarter of 2008, was $1,600,000. compared to an operating loss of $1,900,000. for the fourth quarter of ‘07, an improvement of $262,000.. Our non-GAAP operating loss for the year was $4,600,000. compared to an operating loss of $4,500,000. for fiscal year 2007, a change of about $56,000.

Adjusted EBITDA, which is a non-GAAP financial measure, defined as Net Income adjusted for Amortization, Depreciation, Interest, Severance, Taxes and Stock Compensation expense, was a loss of $320,000. in the fourth quarter of 2008 compared to a loss of $437,000. in the fourth quarter of 2007. Adjusted EBITDA for the year was $233,000. compared to $737,000. for the same period in 2007.

The company’s net loss for the fourth quarter of 2008 was $28,700,000. or $0.81 per share, including impairment charges of $27,500,000., again the equivalent of about $0.78 per share, compared to a net loss of $902,000. or $0.02 per share for the fourth quarter of 2007. The Company’s net loss for 2008 was $30,100,000. or a loss of $0.77 per share including an impairment charge of $27,500,000., again, the equivalent of about $0.71 per share, compared to a net loss last year of $862,000. or $0.02 per share. Please note that interest income decreased from $3,900,000. to $2,200,000. year over year due to the share repurchase program and lower yields.

Moving on to cash, we ended the year with a cash, cash equivalents and marketable securities balance of to $55,000,000., no long term debt and working capital of $47,000,000.. In addition, we generated $1,200,000. of cash from operations in the fourth quarter, resulting in $4,400,000. of cash generated from operations in the year, compared to $7,000,000. for last year.

Finally, I just want to provide you a quick update on our stock repurchase plan. In the fourth quarter of 2008, the Board of Directors authorized the Company to initiate a $5,000,000. stock repurchase plan. Under the plan, we repurchased approximately 193,000 shares of our common stock for about $290,000. As a result of the buy-back we ended the fourth quarter with approximately 35.2 million shares outstanding. During the fiscal year, the company repurchased 9.4 million shares of its common stock in accordance with the repurchase plans announced by the company during the year. In aggregates since 2006, the company has repurchased a total of 14.3 million shares or approximately $40,300,000. So those are the key financial highlights for the fourth quarter and for 2008. I will now turn the call back over to Steve. Steve...

Stephen Kahane:	Thank you, Kevin. As Kevin mentioned, total revenue for the fourth quarter was $11,700,000. This consists of maintenance including software and hardware support and electronic data interchange or EDI of $8,700,000., services of about $1,300,000., and software and system sales of $1,700,000. For Q4 year over year revenues remain flat. When compared with the same period a year ago, the recurring portion of our revenue increased from $7,900,000. to $8,700,000. or 10%. Also, note that our non-recurring backlog and deferred increased nicely to $15,200,000. at the end of Q4 ‘08 from $12,500,000. at the end of Q3 ‘08 and from $10,900,000. at the end of 2007. As most of you know, this updated number reflects what we were able to take off of backlog as a result of meeting certain milestones and what we’re able to add as a result of new in-quarter order bookings that weren’t converted to revenue in that same quarter. Bookings for Q4 were $11,900,000., up from $8,200,000. in Q4 of 2007 and from $8,400,000. in Q3 of ‘08. Fiscal year ‘08 bookings were $33,900,000., an increase of $4,900,000. or 17% year over year. As always, we must emphasize that we believe quarter to quarter booking results are hard to predict and will likely continue to fluctuate. Our total pipeline remains flat in Q4 of 2008 but remains healthy and as always, remains an area of focus for us. Given the economy and market conditions, we believe that we had a very solid Q4. For bookings, we had our best quarter ever. This helped us have our best bookings year ever on record. However, due to the impact of multi-year deals and contractual terms, our revenue came in at the low end of our recent guidance. Still, we continue to maintain positive cash flow from operations while building our business through significant investments and innovative research and development programs, and important distribution initiative. Like the previous two quarters, Q4 resulted in several large radiology groups making the decision to use AMICAS products as the basis for their automation infrastructure going forward. Over the past year or so, AMICAS has been able to sign several very sophisticated and informed radiology groups and imaging center service providers. St. Paul Radiology, arguably one of the largest and most progressive radiology groups in the country, selected AMICAS in Q4. We will continue to work hard to help these partners succeed and to make sure others follow in their footsteps. Our top flight solutions, which include the latest in teleradiology technology, PACS, RIS, revenue cycle management, business intelligence, and zero client referring physician tools continue to be viewed as extremely easy to install, deploy, and support. These attributes help reduce the total cost of ownership of AMICAS solution which can help result in a very impressive return on investment or ROI for our customers. These days, I’m not sure there’s anything more important. As we have mentioned before, it is noteworthy that despite obstacles such as the Deficit Reduction Act or DRA and other reimbursement-related pressures, and despite the condition of the economy, groups are making the decision to take their automation support to the next level with industry-leading offerings from AMICAS.

As we reviewed last quarter, radiology groups are a cornerstone of AMICAS’ go-to-market strategy. Understand that either right out of the gate or over time, radiology groups can have all of their critical automation needs addressed by one vendor, AMICAS. Radiology groups represent both a direct sales opportunity as well as an indirect strategic wedge for AMICAS. Over time, we believe that radiology groups will influence the purchase and partnering decisions regarding imaging automation decisions for everyone involved in imaging practices and businesses, including hospitals and medical groups where they have relationships. We compliment the radiology group portion of our go-to-market strategy with continued work with major healthcare information system partners such as MEDITECH and others. Obviously, we continue to be interested in partnerships that help us “get into the batter’s box” and that help us improve our win rate. We are making some progress in this area, and we’ll continue to share more details with you over time. Progress in this area will augment the results of our improvement in core day-to-day execution and operations as well.

Now, early last year, we were clear with all of you that we felt our sales execution had room for improvement. We believe that our sales execution has improved significantly in 2008 and has helped us achieve record-bookings. But as equally important to note, we also believe that our new products are making a difference in the market. Furthermore and maybe most importantly, we believe that the offering of an end-to-end solution really matters in this marketplace and that over time, our ability to offer radiology information system or RIS, PACS, teleradiologies, financials, and business intelligence tools on a modern platform will continue to serve us well and will help drive further growth at AMICAS. We believe that radiology groups are genuinely excited to have a company like AMICAS focused on their automation needs, related to improving their competitiveness, their service delivery capability and their operating and financial performance.

We are continuing to make progress in marketing and development with the new product introductions we’ve completed and others scheduled for the near future. AMICAS Reach continues to be very well-received in our customer base and in the market. It remains a differentiator for us. AMICAS Financials continues to sell well. We had another great quarter for AMICAS Financials bookings in Q4. This new industrial strength financials product offers state-of-the-art billing and accounts receivables management automation with some very new and exciting features developed by AMICAS. When coupled with the business intelligence capabilities of our AMICAS Dashboards product and some of the advanced features of our Payor and Patient Services portal, we really believe AMICAS has extended its lead as the best revenue cycle management solution provider in radiology. As we mentioned recently, we have established showcase accounts around the country, a critical requirement for the next wave of growth in this area.

Of particular note is the progress we continue to make in the development of our next generation PACS Work Station that is part of our upcoming release of AMICAS PACS Version 6.0. Our new viewer has been rebuilt from the ground up and includes inherent 3D, excellent mammography workflow capabilities, and industry leading customized ability. In Q2, we mentioned that we have filed with the FDA for marketing clearance. During Q3, we did receive that clearance. We showed off this new solution at RSNA and had an excellent response from both existing customers and prospects. PACS Version 6.0 is now in beta at several customers, and we expect commercial availability in the first half of 2009. We urge you to stop by our booth at the upcoming HIMMS show to see the future of image interpretation and imaging workflow support on the AMICAS PACS 6.0 platform as well as our integrated but modular end-to-end automation solution, The AMICAS One Suite.

As some of you know, during the year, we made several important adjustments in the marketing and sales arena. We revamped our approach to managing opportunities in doing organized deal reviews. We are working to adopt best practices around territory management and territory reviews. I believe we still have room to improve in this area. We continue to work to refine our use of consultative selling practices and sales force automation tools. As many of you know, last April, we completed intensive re-training of our sales organization, and we have set company records. Since then we have set company records for year over year quarterly bookings. Maybe most importantly, we have plans for continued sales training and sales support assistance from organizations that are familiar with the best practices in the industry. I am pleased and proud that our team has continued to embrace and adopt these changes. The entire marketing and sales leadership team remains confident that these changes are making a difference. Again, please note that we now have three consecutive quarters with results significantly higher than the comparables in 2007. Year over year bookings for the last nine months of 2008 was about 34% higher than the same period in 2007. Congrats to our team! All that being said, please be aware that we remain concerned about the availability of credit and the general state of the economy as we move forward.

In addition, we have also made similar types of adjustments in our Client Services area. We now have an established proactive account management program, and we implemented several initiatives to improve the tools used by our customer support associates. We have also adjusted operating mechanisms to better integrate account management with our marketing and sales activities. The bottom line is that we believe we have made, and are continuing to make, changes that will result in solid growth and improved operating results.

In order to keep up this important progress in Services and Support, to take our execution in this area to the next level of efficiency, and maybe most importantly, to continue to find innovative ways for us to grow our business, we have successfully recruited Frank Stearns, a seasoned healthcare IT executive, to join the AMICAS team as Senior Vice President of Customer Solutions. Frank did some work with us over the past few months including helping us with the diligence on Emageon and joined us full-time a few weeks ago. Frank is a well-respected, proven leader in the healthcare IT community. He joins us following successful stints at MediQual, APM, CSC, Cerner and Eclipsys. Most recently, he was at Eclipsys where he served as Executive Vice President of Client Operations and had direct operational responsibility for 850 people, $375,000,000. in annual operating revenue and $130,000,000. in annual sales. He was the lead executive overseeing the professional services, product support, and technology hosting business units of the company. Frank will work with us to augment our current efforts in Services and Support and will also help us find additional opportunities for growth and operating efficiencies. Welcome, Frank!

We continue to believe that there is a great market for image and information management solutions. The ability to offer a suite of tools, products and services that address this entire spectrum of automation need is potentially a big differentiator in the marketplace. AMICAS has a very attractive, proven and competitive suite available today. We continue to refine that end-to-end offering as both a comprehensive solution and a modular solution and, at the same time, we are working hard to make sure the market knows about AMICAS and its solutions. Remember that much of radiology is practiced in groups of five to ten radiologists. These are small businesses that have the opportunity to benefit greatly from the availability of an end-to-end modular automation solution from a single vendor. They now have the opportunity to avoid having to deal with multiple vendors, multiple interfaces, multiple support phone numbers, and lots of finger-pointing and inefficiency by partnering with an innovative company, like AMICAS, that is focused on radiology automation needs.

Now, some recent wins and other significant noteworthy events. We really believe that our wins over the past year are significant and noteworthy. Several of the countries largest radiology groups and numerous hospital imaging departments have made decisions to use AMICAS products as the basis for their imaging automation infrastructure going forward. Several of these deployments are yielding excellent results. We have plans to communicate more about these over the coming few quarters. We believe that word of success has been spreading, and in Q4 we signed several noteworthy deals with customers new to AMICAS.

Our fourth quarter wins illustrate both sides of the AMICAS go-to-market strategy. In the hospital space, we were able to secure several nice wins due, in large part, to our partnership with major hospital information system and electronic medical record vendors. UHHS is an example of a nice win in the Cleveland area that leveraged our partnership with MEDITECH. Another example, and one we are very excited about, is our win at Cincinnati Children’s Hospital Medical Center. This is an example of a prestigious children’s hospital that wanted a partnership with an innovative, focused, image and information management vendor like AMICAS. Cincinnati Children’s was an early adopter of PACS and selected AMICAS to replace their Legacy system. It is very noteworthy that Cincinnati Children’s is an Epic Systems client. Our integration and co-marketing work with EPIC made a real difference here.

Cincinnati Children’s and East Boston Neighborhood Health Center are two Q4 wins that leverage a budding joint development relationship that we have established with Epic Systems, one of the leading providers of electronic medical records in the United States. The AMICAS and Epic product development teams are collaborating to create an integration framework that tightly integrates RIS and PACS. We believe this development effort will yield significant benefits for our joint customers going forward.

The fourth quarter also demonstrates nicely the second part of our go-to-market strategy specifically with several wins at large radiology practices. As mentioned, we established a partnership with St. Paul Radiology in Minnesota, a private 84-radiologist practice providing reading services for more than 1 million annual exams at seven imaging centers, multiple specialty clinics and eleven hospitals throughout the Upper Midwest. St. Paul Radiology is one of the largest and most well-respected radiology practices in the country. They will utilize AMICAS RIS, AMICAS PACS, AMICAS Teleradiology, AMICAS RadStream, and AMICAS Reach solutions to support improved productivity and several growth initiatives.

Our existing customer base continues to expand their commitment to AMICAS with more and better automation support as well. In the first quarter we expanded our partnership with Radiology Imaging Associates or RIA of Denver. RIA is one of the country’s largest radiology groups and has been a long time customer of AMICAS for revenue cycle management. RIA is investing in growth initiatives in their market and elected to expand their partnership with AMICAS to include RIS, Reach, and Dashboard solutions to support those initiatives. In Q2, Shady Grove Radiology decided to go end-to-end with us. They have decided to upgrade to our new RIS and revenue cycle management solutions and to replace their Legacy PACS with the

AMICAS PACS solutions. They are adopting our Reach and Dashboard solutions as well. In Q3, Radiology Associates of West Pasco and Radiology Associates of Valdosta, both decided to upgrade their RIS Financial to our new platform and add PACS and other modules for complete end-to-end support. Finally in Q4, Triad Radiology, one of the largest groups in North Carolina, adopted our PACS after being an earlier adopter of our web-based RIS a few years ago. They are already up and running. These are just a few examples of customers expanding towards an end-to-end solution from AMICAS.

In the second quarter, we mentioned that, more and more, the market was recognizing AMICAS as a leading provider of automation support for teleradiology. Radiology groups have woken up to the opportunity related to teleradiology. Throughout 2008, we signed contracts with a number of customers looking to leverage teleradiology as a means to drive growth initiatives and differentiate their services for their customers. Again, these customers realize that the AMICAS image management platform has numerous noteworthy features designed specifically to support aggressive and attractive teleradiology initiatives.

Another theme is related to revenue cycle management. We have now delivered a new industrial strength revenue cycle management solution for the radiology market. AMICAS has a long-standing reputation as a leader in revenue cycle management for radiology and other hospital-based specialties. AMICAS Financials offers a modern revenue cycle management platform that introduces game-changing functionality for billing departments and billing services to increase collections while reducing the cost to collect. Diversified Radiology of Denver, Colorado is yet another large radiology practice that has selected AMICAS Financials in Q4 as their revenue cycle management platform going forward. We now have over 30 customers signed up for our new financials platform.

We continue to believe we are well-positioned to help our customers address their critical clinical and business issues by providing them with top flight automation support. We will work hard to help these new partners succeed and to make sure others follow in their footsteps. Again, it is noteworthy that even with obstacles such as the Deficit Reduction Act and other reimbursement and business practice pressures, as well as the pressures resulting from a horrible economy and unbelievably tight credit, these groups are making the decision to take their automation support to the next level with industry leading offerings from AMICAS.

Now, as we have discussed in previous calls, we believe — as do many of our customers — that the use of imaging in clinical practice will continue to be a very important part of healthcare delivery. We believe that imaging study volumes will continue to grow. This is important to emphasize because it is a fundamental theme in our industry. As one of the most profound innovations in healthcare, diagnostic imaging has brought about great improvements in quality of care. While I know I sound like a broken record on this, the fundamental trends in imaging continues. In addition to fundamental demographic trends including the overall aging of the population and unrivaled public interest in health and fitness and the lay public’s increasing demand for non-invasive diagnostic interventions, all support our belief that imaging study volumes will continue to grow. At the same time, the number of images being collected per study will continue to increase. These trends support our belief that there will be continued growth in imaging. This growth and other related trends such as the growing interest in teleradiology, electronic medical records, computer-based physician order entry and pay for performance reimbursement schemes will fuel an increased need for more and better automation support of image and information management. The recently signed stimulus package should help drive and fuel electronic medical records adoption. Great electronic medical records will need to handle medical imaging extremely well. This should drive the adoption of image information management automation as well. While certain initiatives by the government and the payers may cause some lumpiness in study volume growth, we believe that they will be transient in nature and will primarily impact self-referral situations.

As the demand for imaging in clinical practice continues to grow and outpace the supply of radiologists to provide interpretation services, we believe that competition and focus on efficiency in automation will continue to intensify. New business models for providing radiology services such as regional or national radiology groups and teleradiology providers are increasingly addressing the supply-demand imbalance with innovative distributed interpretation services. We believe that this is a significant trend in our industry. We also believe that AMICAS is very well-positioned to capitalize on these and other industry trends. Our solutions match the needs, and our focus is on the segment of the market that is likely to win.

Now, as all of you know, for several years now, AMICAS is focused on the ambulatory segment of the market and has established a very strong position in the radiology group, imaging center, imaging center chain, and imaging-related business marketplace. AMICAS has also established a strong position in the small to midsize hospital market. We believe that AMICAS continues to perform well in all of these market segments and certainly, relatively speaking, AMICAS did a nice job executing in these areas during 2008. We had record bookings for the year, generated positive operation cash flow from operations, bought back lots of stock, cut our operating expenses, built up a record level of non-recurring backlog in deferred revenue as well as built up a nice backlog of recurring per-study revenue. At the same time, we grew our recurring revenue and brought exciting and innovative products to market. In addition, we believe that we significantly improved our service levels and customer satisfaction.

You all know that on Monday, we announced the signing of a definitive agreement for AMICAS to acquire Emageon. This is a very exciting time for AMICAS and for Emageon. It is absolutely an exciting time for the industry. For quite some time, we have talked about the automation needs around image and information management in healthcare. We have made very clear that we believe our industry needs a strong independent company that is focused on this area. We have worked hard to establish AMICAS as that leading vendor of automation solutions for image and information management. We have established ourselves as a premier player in the segments we focus on -radiology groups, imaging centers, imaging center chains, multi-specialty groups, and other imaging businesses. Though we have always believed that we have solutions relevant for other market segments, we have stayed focused and refined our operating capabilities. During 2008, we started to demonstrate some of the fruits of our labor, of our focus, and of our execution. We are ready and excited to take another big step. We are doing just that with the signing of this agreement to acquire Emageon. As we discussed on Monday, Emageon has approached the market for image and information management with a complementary strategy. Emageon has established a dominating position in the enterprise content management solutions arena and has done great work in the radiology PACS, cardiology PACS, and cardiology information systems areas. They have built an impressive presence in segments of the market that AMICAS has not yet pursued. Together, the company will have over 1,000 customers with solutions that can scale from the largest integrated delivery networks or IDNs to small radiology practices. Strategically, the installed bases of our customers and product suites are highly complementary, which creates an opportunity for both customer bases and for the company going forward. The market needs and wants a strong independent player, someone that offers an alternative to the “big iron” modality vendors and Legacy hospital information system players. They need and want a company that focuses on the specific needs associated with image and information management in healthcare. Bringing the two businesses together will create an undisputed independent leader in image and information management. The combined businesses will bring together some of the best employees, customers, and solutions in image and information management including radiology PACS, radiology information systems, cardiology PACS, cardiovascular information systems, referring physician tools, business intelligence tools, enterprise content management systems, and revenue cycle management solutions. Again, highlights regarding the combined business includes the combined business will have over a thousand customers. The combined business will span the entire continuum of imaging customers from large radiology practices like RAD Limited in Tucson all the way to prestigious institutions such as The Johns Hopkins Hospital. The combined business will have a comprehensive portfolio of image and information management solutions for both radiology and cardiology along with industry-leading enterprise content management capabilities. From the financial side, we believe the acquisition will create a company of significantly expanded scale and capability, a strong recurring revenue model and improved profitability and cash flow. In fact, based solely on AMICAS’ current run rate and Emageon’s latest publicly available information, the combined entity would be generating recurring revenue at an annualized run rate of approximately $72,000,000. In terms of critical mass, the expanded scale will allow the combined company to better absorb infrastructure cost. After the integration is completed, we expect improved margins and a reduction in OpEx spending as a percentage of revenue in comparison with AMICAS on a stand alone basis. We have identified a significant amount of potential cost-savings from the acquisition. These are high probability cost-savings with significant savings in SG&A, including duplicate costs to operate a public company. With a projected level of recurring revenue, we expect to be able to improve our operating margins significantly when compared to AMICAS margins in 2008.

Our bid for Emageon carefully considered all aspects of their business, including the balance sheet. In terms of cash flow, we have reviewed the projected cash positions of the two companies at closing as well as the expected cost of the restructuring and integration. To be clear, we recognize that stellar integration will require lots of smart and very hard work. We have several parties that plan to work with us to get this right. In addition, we have already identified a joint integration team, and planning is well underway. We are ready, energized and engaged. Please note that we are confident that the combined cash resources and working capital will be sufficient as we move forward. In addition, we expect the transaction to be accretive within twelve months from closing. To be even clearer, we expect the transition will be dilutive in the first few quarters and accretive thereafter.

In summary, our financial analysis and diligence review confirm the financial merits of the transaction. We anticipate that we will provide financial guidance shortly after the closing. Folks, this is a huge opportunity for AMICAS and Emageon. We look forward to working with the team at Emageon to establish the undisputed leading vendor of image and information management in healthcare. Our shared commitment to customer success and to innovation will serve us well going forward. Again, the world needs a strong independent player. Going forward, this new AMICAS is clearly that company. Before we open it up for questions, please understand that the transaction is not closed. We will be limited in our comments regarding this transaction and at this point, we are not going to further discuss acquisition-related financial metrics or expectations. As I mentioned, we do expect to provide financial guidance shortly after the closing. Now, let’s open it up for questions.

Operator:	Very good, sir. At this time, if you’d like to ask your questions, please press the star and one on your touch tone phone. You may remove yourself from the queue by pressing the pound key. But once again, to ask a question, please press the star and one keys now. We will pause a moment to give everyone an opportunity to join the cue. We appreciate your patience. We will try to take our first question momentarily. Once again, please press the star and one if you’d like to ask a question. We go first to the site of Ryan Vardeman, your line is open.

Ryan:	Hi guys! How many studies do you have going in the recurring revenue per [study] business, how many studies do you expect to have in ‘09? How many did you have in ‘08 going to that portion of business?

Stephen Kahane:	Hey, Ryan! I don’t have that number handy. We’d be glad to get back to you after the call and see if we can share some of that detail with you. Let me make sure I understand. You want to know how many studies are basically being run on systems supplied by AMICAS where we’re being reimbursed on a per-study basis?

Ryan:	Yes, sir.

Stephen Kahane:	Okay. I don’t think we’ve ever disclosed that so we’ll have to look and see what we can say about that.

Ryan:	Okay. Then I guess, in ‘08, how much revenue did you recognize in that sort of model?

Stephen Kahane:	Also, not something we’ve disclosed yet. What I do think is important for everyone to understand, I want to say, almost all of our revenue correlates with study volume so that license fees are based on study volume, and if study volume goes up, our customers license additional stuff from us and their support and maintenance goes up. But your specific question around the per-study approach to pricing, we haven’t disclosed that.

Ryan:	Okay. I guess what I’m trying to get my arms around is, because you’ve gone into this new model, you have not been able to recognize a revenue that is more than likely going to come in the future, and I’m just trying to get my arms around [our magnitude] there.

Stephen Kahane:	Okay. That’s fair.

Ryan:	And then, as it relates to the stock repurchase program, you haven’t indicated the termination of that - I guess once you’ve got... That’s still in place?

Stephen Kahane:	That’s correct. The plan is still in place.

Ryan:	Great! Thank you all very much and best of luck with the acquisition.

Stephen Kahane:	Thanks, Ryan!

Operator:	Once again, please press the star and one if you’d like to ask a question. Again, that’s star and one and we’ll pause another moment. We have another question in queue, this one from the site of Neil Gagnon, your line is open.

Neil:	Good morning! First question, you mentioned in your release that there were several commitments for customers not captured in this metrics. So I guess what you have is an off balance sheet backlog and I suspect — the question is, is that created by multiple year deals where you only book in year one?

Stephen Kahane:	Yes, a couple of things we probably want to comment on...

Kevin Burns:	Hey, Neil. In the nonrecurring backlog in deferred, those are the commitments that we’ll be taken in over time. In addition, as Steve mentioned, there is the first studied backlog which we haven’t talked about yet up until this call. That number is about $70,000,000. of per-study backlog that will come in over the next five years, probably over the next five years. So it’s incremental. That number is incremental to what we’ve disclosed publicly.

Neil:	Thank you, Kevin. I got the first study. That’s actually new. When you sign a multi-year deal — let’s say you signed a five-year deal, for example, or a three-year deal. In your backlog and/or your deferred revenue, you’re only showing year one at twelve months. Is that correct?

Kevin Burns:	No, in the recurring...

Stephen Kahane:	In the non-recurring backlog and deferred, we are counting the value of that over five years as well. So for the services in systems component, which is what our non-

recurring backlog and deferred, that counts as the revenue that will be coming in over the next five years.

Neil:	Okay. So the major thing we’re talking about is this per-study backlog which comes in as a function of studies and time.

Kevin Burns:	That’s correct.

Neil:	Second question. The financial system seems to really be making the difference and you said you had 30 of your RAD groups, or over 30 signed up. What does that compare to in your total number of RAD groups and what’s your opportunity here?

Stephen Kahane:	So Neil, I don’t have that at my fingertips but we have a large number of RAD groups that do revenue cycle management with us. Today, it’s hundreds and most of them are on our Legacy offering. So it’s a good size opportunity just in terms of conversion. Our philosophy and our approach there right now is we’re making AMICAS Financials as attractive and compelling an offering as possible, and we’re trying to pave the way for them to move over. So, it’s a good size opportunity.

Neil:	Okay. So the hundreds are the only guys on all green screens.

Stephen Kahane:	Correct.

Neil:	And the over 30 are those who’ve signed up for the new financial system?

Kevin Burns:	That’s right.

Stephen Kahane:	That’s right.

Neil:	Okay. Can you give us an idea of — compared to your total portfolio, RIS, PACS — how much does this financial add to the [unintelligible] go after?

Stephen Kahane:	I don’t have that number at my fingertips. We’ll see if we can comment some more on that going forward.

Neil:	Is it significant?

Stephen Kahane:	You know, it’s reasonably significant. Again, there is about 70% of radiology, there are 5,000 radiology groups in the US, 70% of them do in house revenue cycle management, 30% outsource. We actually touch both sides of that. We obviously have a system that the RAD groups can use themselves to do revenue cycle management, but we also license our systems to some of the revenue cycle management service providers. That entire market is open to us, but it is a market that’s pretty penetrated with Legacy systems. That being said, Neil, most of them are green screen and most of them don’t have the level of automation support that is available today and really reduces the cost of collections, billing and collections pretty significantly. We’ll try to quantify that a little bit more for folks maybe going forward.

Neil:	Okay, so this is a good opportunity. Steve, you mentioned that your service levels went up in ‘08 and also that you — we have this new gentleman, Frank Stearns. So service level is very important to you and your customers. Can you quantify that in some way or give us a qualitative discussion about — what do you mean when the service level went up and what are you trying to get to?

Stephen Kahane:	Yes, so I’ll give you directional statements. We use a couple of different things, a variety of different things to measure customer success and customer satisfaction. One that we do religiously is, after every customer call into AMICAS, we send out an electronic survey to our customers and ask them about the experience they had with that interaction. We use what’s called the net promoter score system. It’s a pretty popular five-question survey. It’s been written up in Business Week and Forbes as a very good measure. The key question that gets asked is, “Given your experience, will you recommend AMICAS to your friends and associates and all that?” So we use NTS scores and our NTS scores are truly in the world class level. It’s excellent in terms of transactional NTS. How does the customer view us overall? We do other surveys for that. Again, all indications are that we moved the needle in the right direction in ‘08. Probably the most significant is in the area of notifications regarding attrition — that is folks who’ve decided to leave us. The trends there have been positive. I’m not going to give out more specific numbers today but we have several good pieces of data, all of which point in positive direction.

Neil:	Okay. Just last... This gentleman, Frank Stearns, is an indication that you’re trying to beef this up very importantly further also with the acquisition of the Emageon and their support base?

Stephen Kahane:	Absolutely. It also is a reflection of our belief that there’s more we could be doing service-wise in this industry. Frank has, not only the experience I described, that is managing and growing several large service and support organizations in the ACIT arena. He did a similar thing at Cerner. I think he ran the East Coast for Cerner on those lines, but he also has a track record of growing those businesses with adding new consultative services, outsource services, hosting services, things of that sort. I think we’re all especially excited about what he could bring to the table there over the longer term.

Neil:	Let me ask one more. You said your pipeline’s flat. How does the business feel to you this year, and how is your sales force looking at the opportunities?

Stephen Kahane:	Yes, that is one thing that I’m nervous about, we’re nervous about — is our pipeline usually grows every quarter. It was flat in Q4. I think that coupled with the tight credit market, we’ve had several customers who have had to work unbelievably hard to get themselves financed and things of that sort do concern us. The sales force is sensing some of that but again, relatively speaking, we’ve managed to outperform the marketplace and the sales execution improvements, some of the new products have really made a difference for us. Very hard to predict, but we definitely feel the impact of the economy and the credit markets out there. Now that being said, as we believed all along, as CRA has sort of faded into the past, these groups are recognizing that the only way, really, to increase take-home pay and increase their bottom line performance is by figuring out ways to A, roll the business and B, avoid taking on additional cost or if they can’t grow, just reducing cost. Automation is top on the list. So we’re trying to work hard. We are working hard to give them ways to benefit from that. That, so far, is working very nicely.

Neil:	Good. Thank you.

Stephen Kahane:	All right. Thank you.

Operator:	I’m showing no further questions at this time.

Stephen Kahane:	Okay. Great! Well thank you everybody for your interest and support. AMICAS has entered 2009 energized, focused, and committed to working relentlessly to reach our goals and objectives and to be the undisputed leading independent vendor in image and information management going forward. With the acquisition of Emageon, we believe that is now our undisputed position in the marketplace. Now it is time to do great things with that position. Now is the time to do great things for the market, for our customers, for our associates, and for our partner shareholders. We are very excited about the opportunities before us, and we look forward to speaking with you again on our call next quarter. Thanks everybody!

Operator:	This concludes today’s teleconference. Have a great day! You may disconnect at anytime.
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